Exhibit M

26.  Attach as Exhibit M the following:

a. A complete list of all dues, fees, and other charges imposed, or to be imposed, as well as all discounts or rebates offered, or to be offered, by or on behalf of the applicant for its services, including the security-based swap data repository's services, securities information processor's services, and any ancillary services, and identify the service(s) provided for each such due, fee, other charge, discount, or rebate;
b. A description of the basis and methods used in determining at least annually the level and structure of the services as well as the dues, fees, other charges, discounts, or rebates listed in paragraph a of this item; and
c. If the applicant differentiates, or proposes to differentiate, among its customers, or classes of customers in the amount of any dues, fees, or other charges imposed or any discount or rebate offered for the same or similar services, then state and indicate the amount of each differential. In addition, identify and describe any differences in the cost of providing such services, and any other factors, that account for such differences.

Below is the draft DDR Fee Schedule proposed to be imposed for DDR services.

DTCC Data Repository (U.S.) LLC Fee Schedule - SEC Reporting

Effective ________________, 2017

General Principles

This fee schedule shall apply until such time as the Board of DTCC Data Repository (U.S.) LLC ("DDR") shall determine otherwise. This fee schedule supersedes any previously issued DDR fee schedules for reporting to the U.S. Securities and Exchange Commission ("SEC"). Terms used but not defined herein shall have the meaning provided in the DDR Rulebook.  There are two types of fees, Position Maintenance Fees and Account Management Fees, both will be discussed in detail below.

Position Maintenance Fees

Position maintenance fees will be imposed on a party who has signed a DDR user agreement (a "User") based on the aggregate number of positions open on any day during the month ("Position Maintenance Fees"). Notwithstanding anything to the contrary contained herein, a derivatives clearing organization, as such term is defined in the Commodity Exchange Act section 1(a)15 (a "Clearer") shall not be considered a User for purposes of this fee schedule. DDR charges Position Maintenance Fees, monthly, as follows:

Position Counts
Tier Beginning Ending Position Maintenance Fee
Tier 1 0   100  $3.50
Tier 2 101   1,000  $3.00
Tier 3 1,001   5,000  $2.50
Tier 4 5,001   10,000  $2.25
Tier 5 10,001   50,000  $2.00
Tier 6 50,001   200,000  $1.25
Tier 7 200,001  500,000  $0.40
Tier 8 500,001  + $0.10

The following applies to Position Maintenance:
- There are no Position Maintenance Fees for less than five hundred (500) aggregate positions during any month, which shall be determined in the aggregate for entities billed on the same invoice;
- For a position count of five hundred (500) or more aggregate positions during any month, which shall be determined in the aggregate for entities billed on the same invoice, the applicable Position Maintenance Fees shall apply; and
- Position Maintenance Fees shall be based on the position count during the month even if liquidated prior to month end.

Examples of the calculation of monthly Position Maintenance Fees are set forth on Annex A, attached hereto.

Responsibility for Position Maintenance Fees is as follows:

1. for Cleared Positions, the non-Clearer counterparty shall be responsible for Position Maintenance Fees. As used herein, "Cleared Position" means a position where a Clearer is a counterparty;

2. for a position submitted by a swap execution facility ("SEF") or designated contract market ("DCM"), the User, who is not the SEF or DCM, for whom or on behalf of whom the trade is submitted shall be responsible for Position Maintenance Fees; and

3. for all other positions submitted by, for or on behalf of a User where the submission specifies a reporting obligation value of SEC, the User shall be responsible for Position Maintenance Fees.

Account Management Fee

All account holders, excluding regulators and Clearers, will be charged an annual account management fee of $1,200.00 ("Account Management Fee"). Such Account Management Fee will be in addition to and not in place of all applicable Position Maintenance Fees and shall not serve to reduce in anyway the amount of such Position Maintenance Fees owed to DDR by the applicable account holder.

Three (3) Year Commitment Incentive

Users have the option to elect to enter into a three (3) year commitment (the "Long Term Commitment"). By electing the Long Term Commitment, the applicable then current Position Maintenance Fees and Account Management Fee, as defined below (collectively, the "Subject Fees"), owed by the subject User will be reduced by 10%, exclusive of tax, for a period of three (3) years following the election (the "Long Term Commitment Period"). If the Long Term Commitment is improperly terminated prior to the end of the applicable Long Term Commitment Period the User shall be subject to an "Early Termination Fee" equal to: (a) the difference between the total amount of fees due after application of the Long Term Commitment incentive and the total amount of fees that would have been due during the applicable portion of the Long Term Commitment Period had no incentive been provided ("Total Incentive Provided"); plus (b) 5% of the Total Incentive Provided or $500.00, whichever is greater.
To elect the Long Term Commitment, Users should contact GTR_Billing@dtcc.com and, for specific billing inquires, Users should contact GTRBillinginquiries@dtcc.com.

Late Fee

In the event all or any undisputed portion of a User's invoice becomes ninety (90) days or more past due (the "Past Due Balance"), such User shall be subject to a late fee equal to 5% of the Past Due Balance (the "Late Fee"). The User will continue to be assessed the Late Fee on a monthly basis until the full amount of the Past Due Balance is paid.

Annex A

Examples of calculation of monthly Position Maintenance Fees:

1. Monday--10,000 positions; Friday in the same month--9,500 of those positions are liquidated; the position count for determination of the Position Maintenance Fee shall be 10,000 for the month.

2. In a given month, 200 positions; no Position Maintenance Fee will be charged for any position (200 position count in the month is less than the 500 position count threshold per month). However, the Account Management Fee will apply.

3. In a given month, 600 positions; the monthly Position Maintenance Fees will be charged for each position (600 positions in the month is more than the 500 position count threshold per month).

Once the aggregate threshold of five hundred (500) or more positions is met, each of the positions are subject to Position Maintenance Fees.

Example from #3 above:  In a given month, six hundred (600) positions; the monthly Position Maintenance Fee will be charged for each position; one hundred (100) at $3.50 and five hundred (500) at $3.00.